SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-08454


                           NOTIFICATION OF LATE FILING


(Check One):   |_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
               |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

          For Period Ended:  SEPTEMBER 30, 2005
                             ------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 1 of Part I, Notes
                                                        ------------------------
to Financial Statements; Item 6 of Part II, Exhibits
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                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant ACCO BRANDS CORPORATION
                        --------------------------------------------------------

Former name if applicable
n/a
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Address of principal executive office (Street and number)
300 TOWER PARKWAY
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City, state and zip code LINCOLNSHIRE, ILLINOIS 60069
                         -------------------------------------------------------


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X]  |         portion thereof, will be filed on or before the fifteenth
     |         calendar day following the prescribed due date; or the subject
     |         quarterly report or transition report on Form 10-Q, or subject
     |         distribution report on Form 10-D, or portion thereof, will be
     |         filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached, if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has been unable to complete all aspects of its Form 10-Q for the quarter ended September 30, 2005 on, or prior to, the required filing date of November 14, 2005. The principal reason for this delay, which the Company believes will be resolved on or prior to November 19, 2005, is that the Company has not yet been able to complete Note 14 to its Condensed Consolidated Financial Statements. This Note is to contain condensed consolidating financial information for twelve of the Company's wholly-owned subsidiaries, each of which is a guarantor of the Company's senior subordinated notes as described in Note 3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005, which is hereby incorporated by reference. The Company has undergone a reorganization of its investment in subsidiary structure in connection with its merger with General Binding Corporation that was closed on August 17, 2005. This reorganization was done in order to facilitate the Company's debt financing. This reorganization led to complications in being able to separate financial information between guarantor and non-guarantor subsidiaries within the time frame required for filing the Form 10-Q. The Company expects that the presentation of the condensed consolidating financial information will not have any effect on the consolidated financial statements as presented in the Form 10-Q. The certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 have been omitted from the Form 10-Q based solely upon the Company's incomplete Note 14 and will be included with the amended Form 10-Q upon filing thereof.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   THOMAS P. O'NEILL, JR.           (847) 541-9500
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            ACCO BRANDS CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 14, 2005         By  /s/ Thomas P. O'Neill, Jr.
    -------------------           ----------------------------------------------
                                  Name:  Thomas P. O'Neill, Jr.
                                  Title: Vice President, Finance and Accounting


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).